SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      ____________________


                            FORM 11-K
                          ANNUAL REPORT

                      ____________________


                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934


                      ____________________


           For the Fiscal Year Ended December 31, 1999


                      _____________________


    PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

                  Commission File No. 1-14501

                     ______________________

                  PENNZOIL-QUAKER STATE COMPANY

                 Pennzoil Place, P. O. Box 2967
                   Houston, Texas  77252-2967
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil-Quaker State Company
Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Pennzoil-Quaker State Company Savings and Investment Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1999, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 26, 2000


          PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              DECEMBER 31, 1999


ASSETS:

  Investments, at fair value (Note 4)                   $124,912,111

  Receivables
    Employee contributions                                   584,486
    Employer contributions                                   481,749
    Investment income                                          6,363
                                                        -------------
                                                           1,072,598
                                                        -------------
       Total assets                                      125,984,709
                                                        -------------
LIABILITIES:
    Payable to trustee                                       736,373
                                                        -------------
NET ASSETS AVAILABLE FOR BENEFITS                       $125,248,336
                                                        =============

 See notes to financial statements.


      PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEAR ENDED DECEMBER 31, 1999







NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                          $      -

NET TRANSFERS:
  From PennzEnergy Savings and Investment Plan (Note 1 and 2) 121,392,882
  From Hourly Plan                                                344,926
                                                             -------------
                                                              121,737,808
CONTRIBUTIONS:
  Employee                                                      7,483,978
  Employer                                                      5,213,000
  Rollovers from Qualified Plans (Note 2)                         133,034
                                                             -------------
                                                               12,830,012
INVESTMENT INCOME:
  Dividends                                                     2,186,979
  Interest                                                        896,943
  Loan Repayment Interest                                         414,102
  Net depreciation in fair value of investments                (2,197,696)
                                                             -------------
                                                                1,300,328

ADMINISTRATIVE EXPENSES (Note 2)                                  (9,881)

DISTRIBUTIONS AND WITHDRAWALS (Note 2)                       (10,573,161)

OTHER                                                            (36,770)
                                                             -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                $125,248,336
                                                             =============

 See notes to financial statements

  PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999

1.   SPIN-OFF OF PENNZOIL-QUAKER STATE COMPANY FROM PENNZOIL
COMPANY:

On   December   30,   1998,  Pennzoil   Company   (Pennzoil)
distributed to its shareholders 47.8 million shares of common stock of its wholly owned subsidiary Pennzoil-Quaker State Company (Pennzoil-Quaker State or the Company) representing all of the shares of Pennzoil-Quaker State owned by Pennzoil, renamed PennzEnergy Company, which was acquired by Devon Energy Corporation (Devon) in a separate transaction on August 17, 1999.

In connection with the spin-off, Pennzoil distributed one share of Pennzoil-Quaker State common stock for every share of Pennzoil common stock. As a result, the Plan holds both Pennzoil-Quaker State and Devon common stock. Effective with the distribution, the Plan only invests new monies in Pennzoil-Quaker State Company common stock.

2.   DESCRIPTION OF THE PLAN:

General

The Pennzoil-Quaker State Company Savings and Investment Plan (the Plan) was established effective January 1, 1999 by Pennzoil-Quaker State. During 1999, net assets available for benefits of $121.4 million related to Pennzoil-Quaker State employees were transferred in-kind to the Plan from the PennzEnergy Savings and Investment Plan. The purpose of the Plan is to encourage employees to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Salaried employees become eligible to participate in the Plan on the effective date or entry date coinciding with or immediately following their completion of one year of service. When changing wage status, a participant's account balance is transferred between the Plan and the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees. Such transfers are reflected at current value as of the date of transfer in the accompanying financial statements.

Effective August 1, 1999, the Plan was amended by changing all references to PennzEnergy Company common stock therein to Devon common stock.

Plan Administration

The Plan is administered by an administrative committee (Administrative Committee) consisting of at least three members appointed by the Board of Directors of the Company. Merrill Lynch Trust Company is sole trustee of the Plan. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans.

The  Plan  is  subject  to the provisions  of  the  Employee
Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

In order to participate in the Plan, an eligible employee may authorize, by payroll deduction, a contribution of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a Section 401(k) option, on a "before-tax" basis. The Company matches an employee's contribution dollar- for- dollar up to 6 percent of their base pay.

Upon written request filed with the Administrative Committee, a participant who is otherwise eligible to participate in the Plan but who has not yet completed the participation requirements, may transfer an amount from another qualified investment plan (Rollover Amount) into the Plan, provided that such Rollover Amount is transferred in the form of cash. The Rollover Amount must be deposited in the investment funds and shall at all times be fully vested and nonforfeitable and share in the income of the investment funds. However, such Rollover Amount may not share in employer matching contributions.

Investment Choices

Employer contributions are invested solely in Pennzoil-Quaker State common stock. At the Company's option, employer contributions may be made either in cash or common stock. Employee contributions may be invested in either Pennzoil-Quaker State common stock or in any of the other investment funds as designated by the participant. During 1999, the Company contributed 446,420 shares of common stock valued at the average of the high and low market prices on the date of the contributions. Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. Subject to the above, Devon common stock held in the employer's contribution account may not be transferred to be invested in other investment options. Employee contributions are invested, as designated by participating employees, in four mutual funds, a common/collective trust fund, and/or Pennzoil-Quaker State common stock.

In conjunction with the spin-off and subsequent merger transaction, Devon common stock, formerly PennzEnergy common stock, is a frozen investment. Each member's account held in Devon common stock will be maintained in the trust fund as a separate frozen account and any cash dividends or other income paid with respect to the Devon common stock will be reinvested in Pennzoil-Quaker State common stock.

A  separate account is maintained for each participant which
reflects   the   participant's   contributions,   employer's
contributions, withdrawals, and the participant's allocable share of the Plan's investment earnings.

Loans

A participant may apply to the Administrative Committee of the Plan to borrow from his or her accounts, subject to certain limitations. Such loans will be for a term from six months to five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the participant's vested account balances. Interest rates on loans are fixed at the Prime Rate plus one percent.

Repayment of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death, or termination of employment, participants have 60 days after the final paycheck date to pay the loan in full.

Participant loans are reported as an asset of the Plan and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service or attainment of age 55. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.


Withdrawals

Withdrawals may be made from either of an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the Administrative Committee. After-tax withdrawals cause the participants to forfeit the right to participate in the Plan for 180 days, while pretax withdrawals are allowed only when the participant is age 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and only after withdrawing all amounts from any prior plan accounts and any Rollover Amounts, and will cause an employee to be suspended from participation in the Plan for 180 days.

Distribution of Benefits

Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Termination or Amendment of the Plan

The Plan may be terminated, amended, or modified by the Board of Directors of the Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

3.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end values, which represent fair values. For common stock, fair value was determined by using the closing price of the common stock as listed on the New York Stock Exchange on the last trading day of the Plan year. Fair value of the mutual funds was determined based on the closing price of the mutual fund as listed on the applicable stock exchange on the last trading day of the Plan year. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts (CIG), synthetic GIC's, and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. The effective yield approximated 6.22% for December 31, 1999.

Net   appreciation  or  depreciation  in   fair   value   of
investments consists of realized gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments.

4.  INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets.



                                                      December 31, 1999
                                                        -------------
Pennzoil-Quaker State Company common stock              $ 18,790,188
Devon Energy Corporation common stock                     15,719,205
Merrill Lynch Retirement Preservation Trust               15,744,731
Merrill Lynch Equity Index Trust                          41,421,248
Davis New York Venture Fund                               21,068,899

During 1999, the Plan's investments depreciated in value by $2,197,696 as follows:

Common Stock                                            $(39,608,205)
Mutual Funds                                               8,356,669
Common/Collective Trusts                                  29,053,840
                                                        -------------
                                                        $ (2,197,696)
                                                        =============

5.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information   about  the  net  assets  and  the  significant
components  of  the  changes  in  net  assets  relating   to
nonparticipant-directed investments is as follows:



                                                        December 31, 1999
                                                          -------------
Net Assets:
  Pennzoil-Quaker State Company common stock              $ 13,300,060
  Devon Energy Corporation common stock                        119,189
  Battle Mountain Gold Company common stock                     10,843
  Employer contributions receivable                            481,749
  Investment income receivable                                   6,363
  Payable to Trustee                                          (498,955)
                                                          -------------
                                                          $ 13,419,249
                                                          =============


                                                            Year Ended
                                                         December 31,1999
                                                          -------------
Changes in Net Assets:
  Transfer from PennzEnergy Savings and Investment Plan   $ 34,185,780
  Transfer from Hourly Plan                                     76,422
  Employer Contributions                                     4,685,856
  Dividends                                                    916,217
  Net depreciation in fair value of investments            (24,678,859)
  Distributions and Withdrawals                             (1,828,816)
  Administrative Expenses                                         (288)
  Other                                                         62,937
                                                          -------------
                                                          $ 13,419,249
                                                          =============


6.   FEDERAL INCOME TAXES:

During 1999, the Plan requested a determination letter from the Internal Revenue Service (IRS) as to the qualified status of the Plan. Although the Administrative Committee has not received a response from the IRS, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999.

7.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, a common/collective trust fund, mutual funds, and cash and temporary investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

8.   RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $9,881 for the year ended December 31, 1999.

9.  RECONCILIATION TO FORM 5500:

Benefits pending payment to participants that have provided notice of withdrawal totaled $83,998 as of December 31, 1999. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                         December 31,
                                                                             1999
                                                                         -------------
Net assets available for benefits per the financial statements           $125,248,336
  Less- Amounts allocated to withdrawing participants                         (83,998)
                                                                         -------------
Net assets available for benefits per the Form 5500 at December 31, 1999 $125,164,338
                                                                         =============

The following is a reconciliation of distributions and withdrawals per the financial statements to the Form 5500:
                                                                          Year Ended
                                                                         December 31,
                                                                             1999
                                                                         -------------

Distributions and withdrawals per the financial statements               $ 10,573,161
  Add- Amounts allocated to withdrawing participants at December 31, 1999      83,998
                                                                         -------------
Distributions and withdrawals per the Form 5500                          $ 10,657,159
                                                                         =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for participants prior to December 31, 1999, but have not yet been paid as of that date.

10.  SUBSEQUENT EVENTS:

Effective January 1, 2000, certain employees covered by the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan became eligible to contribute to the Plan.

Effective May 8, 2000 the Board of Directors adopted a resolution to allow participants to diversify any Devon
Energy common stock accumulated as a result of company matching contributions.

                                                                                     SCHEDULE I


                         PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             DECEMBER 31, 1999



                                                                                                    Current
  Identity of Issue/Description               Principal/Shares or Units             Cost             Value
  -----------------------------               -------------------------          -----------      -----------
Pennzoil-Quaker State Company <F1>         1,844,526 shares--$.10 par value      $37,690,922      $ 18,790,188
Devon Energy Corporation                   478,150 shares--$.10 par value         28,814,481        15,719,205
Battle Mountain Gold Company               9,512 shares--$.10 par value               44,362            19,614

Merrill Lynch Retirement
  Preservation Trust <F1>                  15,744,731 units                           <F2>          15,744,731
Merrill Lynch Equity Index Trust <F1>      409,300 units                              <F2>          41,421,248

Fidelity Advisor Balanced Fund             308,624 units                              <F2>           5,632,395
Davis New York Venture Fund                732,577 units                              <F2>          21,068,899
J.P. Morgan Institutional Bond Fund        187,296 units                              <F2>           1,747,470

Pennzoil-Quaker State Company
  Savings and Investment Plan <F1>
  Participant Loans at interest
  rates ranging from 7.0% to 10.0%                                                    <F2>           4,768,361
                                                                                                  ------------


        Total assets held for investment purposes                                                 $124,912,111
                                                                                                  ============



<F1> Represents party-in-interest.
<F2> Cost omitted for participant-directed investments.

                                                                              SCHEDULE II

              PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

                        SCHEDULE OF REPORTABLE TRANSACTIONS
                        (SERIES OF INVESTMENT TRANSACTIONS)
                        FOR THE YEAR ENDED DECEMBER 31, 1999




   Identity of Party Involved           Purchase       Selling      Cost of          Net
   and Description of Assets            Price<F1>     Price<F1>      Asset           Loss
-------------------------------        -----------   ------------  -----------    ----------

Devon Energy Corporation common stock,
   Purchases (136 transactions)        $22,342,978   $     -       $22,342,978    $    -
   Sales (374 transactions)                   -       14,645,904    24,450,917    (9,805,013)

Pennzoil-Quaker State Company common
 stock
   Purchases (470 transactions)          9,831,206         -        9,831,206          -
   Sales (390 transactions)                   -        1,201,913    2,041,987       (840,074)





<F1> Current value of asset on transaction date is equal to the selling price/purchase price.
     Prices are shown net of related expenses.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL-QUAKER STATE COMPANY
                                 SAVINGS AND INVESTMENT PLAN



                                 By  S/N  MARK S. ESSELMAN
                                 Mark S. Esselman
                                 Chairman of the Administrative
                                 Committee


June 28, 2000

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated June 26, 2000, included in this Form 11-K, into Pennzoil-Quaker State Company's previously filed
Registration Statement File No. 333-69833.


                                        ARTHUR ANDERSEN LLP


Houston, Texas
June 26, 2000